March 12, 2012

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:         Cord Blood America, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your February 14, 2012 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-Q/A filed with the Commission on November 14, 2011. Please find our response to your comments below.

Comments and Responses

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Financial Statements

Note 4. Commitments and Contingencies, page 16

Comment 1
We note that in August 2011 you settled with Ironridge Global IV Ltd regarding the claims relating to amount due for services rendered in the amount of $260,695. Please tell us how you analyzed the contingency disclosure requirements of ASC 450-20-50-3 at June 30, 2011 and September 30, 2011 in regard to the claims and settlement with Ironridge Global IV, Ltd and the basis for your conclusion that no disclosure was required for the interim period(s). Revise your disclosures as necessary.

Response to Comment1
In August 2011, CBAI entered into a settlement agreement with Ironridge Global IV Ltd (“Ironridge”), holder of rights to claims of certain creditors of CBAI, with balances amounting to $260,695, in exchange for shares of CBAI. The settlement agreement provides for CBAI to issue 7,000,000 shares to Ironridge as payment for their pay off of the $260,695 to CBAI creditors (plus a minimum amount of legal fees), subject to adjustment based on the average volume weighted average price of CBAI shares during the time period from the date in which the 7,000,000 shares were received by Ironridge and the date that the total dollars of volume of CBAI stock traded hits a specified threshold, as defined in the agreement. At the end of the calculation period, CBAI may owe Ironridge additional shares, or Ironridge may be required to provide a certain portion of the 7,000,000 shares back to CBAI for cancellation.

As it pertains to the June 30, 2011 10-Q, disclosure of this transaction was not required in accordance with ASC 450-20-50-3 as this transaction does not meet the definition of a contingency. We had not entered into this agreement, and the entire $260,695 was included in the accounts payable balance on the June 30, 2011 balance sheet.

As it pertains to the September 30, 2011 10-Q, CBAI recorded the value of the shares at $286,202 and determined that there was no need for disclosure in accordance with ASC 450-20-50-3 as the additional value of the shares of $101,200 ($387,402 value (see response to comment #2) less the $286,202) was deemed immaterial, as it is a non-cash expense that represents 2.6% of the net loss for the nine months ended September 30, 2011.

We do not believe that a revision to the disclosures in the June 30, 2011 10-Q or the September 30, 2011 10-Q is necessary.

Comment 2
In connection with the above comment, we note that you issued to Ironridge Global IV, Ltd 7,000,000 and 2,179,018 shares on August 17, 2011 and November 4, 2011, respectively, to settle the claim. Considering the claim for services rendered was $260,695 and the fair values of shares issued in settlement appear to significantly exceed the claim, tell us the basis for the valuation of the shares issued and how it is appropriate. Revise and reconcile your disclosures as appropriate. In addition, please disclose management’s process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Response to Comment 2
The company recorded the issuance of the 7,000,000 shares of common stock to Ironridge in August 2011.  The agreement calls for the number of shares to be adjusted (upward or downward) depending on the future trading price of the stock.  The 7,000,000 shares were, in essence, akin to a refundable deposit.  The final number of shares and the value of the stock were established using the volume weighted average price for a period that would give a fair representation of the value of the shares, and such period was from August 31, 2011 to October 3, 2011 (based on the calculation period in the agreement).  During that period, the volume weighted average price of CBAI stock was $0.0427.  We believe this price is representative of the value.  The final adjustment was determined on October 3, 2011, resulting in an additional 2,179,018 shares being issued.

We recorded the 7,000,000 shares issued in August at $286,202.  The final determination of the shares occurred on October 3, 2011, which is only 3 days after September 30, 2011.  The total value of the 9,179,018 shares issued is $387,402 (see attached calculation).  After further consideration, we believe the total consideration of $387,402 should have been recorded at September 30, 2011, representing an extra charge of $101,200.  Our loss totaled $3,829,385 for the nine months ended September 30, 2011.  $101,200 represents 2.6% of our net loss therefore, we don’t believe our financial statements at September 30, 2011 are misleading, and therefore we don’t believe a restatement of our 10Q is necessary.  However, we will make this adjustment and reference where appropriate Ironridge’s claims in the 10K.

Comment 3
We note the various types of contingencies disclosed in this section. Tell us how you considered the disclosure requirements of ASC 450-20-50-3 as of June 30, 2011 and September 30, 2011, relating to the amount or range of reasonably possible losses to which you are exposed relating to other claims. If such range cannot be estimated or is not material to the financial statements, state so. Revise your disclosures as appropriate.

Response to Comment 3
Contingencies at June 30, 2011 include:

Cryo-cell International
This contingency relates to actions and complaints being filed against CBAI in relation to a non-binding letter of intent for acquisition. While management believed there was a remote chance of a loss or additional loss, management felt it was material to the users of the financial statements to understand the status of their intent for acquisition. As such, disclosure of the nature of the contingency and the Company’s intent to continue to defend itself vigorously was made. ASC 450-20-50-3 does not apply. Please also note that on September 16, 2011, the Court signed a Final Order dismissing the case.

JMJ Financial and Third Party
This contingency relates to breach of contract with 2 parties due to the DWAC system not being available.

As it pertains to the breach with JMJ Financial, a settlement agreement was entered into in February 2011 for a total amount of $671,386. As of June 30, 2011 and September 30, 2011, the entire $671,386 was included in the note payable balance, which was disclosed at both periods. Once the settlement agreement was entered into in February 2011, no additional contingencies existed and as such disclosures in accordance with ASC 450-20-50-3 do not apply.

As it pertains to the breach with the Third Party, a settlement agreement was entered into in January 2011 providing for liquidated damages to be calculated as defined in the agreement based the number of common shares of CBAI that the Third Party has sold into the market since the breach occurred, and on all shares held by the Third Party the date the DWAC “chill” is lifted. In accordance with ASC 450-20-50-3, management disclosed the nature of this contingency, how future liquidated damages to be due are to be calculated, and accrued (and disclosed such accrual) for the amounts known that were paid subsequent to period-end relating to this. Management was unable to estimate the range of additional loss, however, such range was deemed to be immaterial. Subsequent to June 30, 2011, no additional amounts have been paid or became due under this agreement. The DWAC “chill” was lifted in November 2011 and no additional damages are due under this agreement. As such, we do not believe that revision to this disclosure in the June 30, 2011 10-Q or the September 30, 2011 10-Q is necessary.

BioCells
In connection with the acquisition of the Argentinian subsidiary (BioCells) during the year, CBAI possibly owed additional sums (or could receive an amount of sums paid in connection with the acquisition) back, based on the results of the net earnings of the subsidiary in 2010 and 2011. Management assessed the fair value of the contingent payment at $250,000, and accrued this amount in accordance with ASC 805-30-25-5 through 25-7. ASC 450-20-50-3 does not apply to contingent losses recognized at the acquisition date in a business combination. As such, we do not believe that revision to this disclosure in the June 30, 2011 10-Q or the September 30, 2012 10-Q is necessary.

Contingencies at September 30, 2011 include:

Lindsay Bays
This contingency relates to a customer filing a case against CBAI. Management believes there is a remote possibility of any loss relating to this case and as such, the disclosure requirements of ASC 450-20-50-3 are not applicable.

JMJ Financial and Third Party
See above.

BioCells
See above.

Overall, revision of such disclosures in the June 30, 2011 10Q and the September 31, 2011 10Q are not deemed necessary.

We acknowledge that;

1.  We are responsible for the adequacy and accuracy of the disclosure in the filing,

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 702.914.7250.

ATTACHMENT - CALCULATION OF VALUE OF SHARES

Total Payables to be paid off by Ironridge		$260,695.00
Legal fees incurred by Ironridge		$10,486.20
Costs to be paid by CBAI in stock per Agreement		$271,181.20

per Bloomberg.com Stock Quote
CBAI share price on 8/17/2011	$0.11

Calculation for total # of shares to give to Ironridge, per Agreement is:
$Value to be paid by CBAI in stock
Divided by:
70% x Avg VWAP over Calculation Period

To calculate the fair value of the total shares CBAI should give to Ironridge on the date of the Agreement:
$Value to be paid by CBAI in stock
Divided by:		$271,181.20
CBAI share price 8/17/11	$0.11
x 70%	70%	$0.0770

# of CBAI stock expected to issue on 8/17/11		3,521,834
CBAI share price on 8/17/11		$0.11
Estimated Value of shares to be issued on 8/17/11		$387,401.74

ORIGINAL FILED AUG 7 2011 LOS ANGELES SUPERIOR COURT

SUPERIOR COURT OF THE STATE CALIFORNIA FOR
THE COUNTY OF LOS ANGELES CENTRAL DISTRICT

IRONRIDGE GLOBAL IV, LTD.,	Case No. BC466861

Plaintiff,	Assigned for All Purposes to: Hon. Zaven V. Sinanian

ORDER APPROVING STIPULATION FOR SETTLEMENT OF CLAIM

CORD BLOOD AMERICA, INC.,
	Date:	August 17,2011
Defendant.	Time:	8:30 am
	Dept:	23

Complaint Filed: August 3, 2011 Trial Date: None Set

The Joint Ex Parte Motion for Court Approval of Stipulated Settlement, filed by Plaintiff 21 Ironridge Global IV, Ltd. ("Plaintiff') and Defendant Cord Blood America, Inc. ("Defendant"), came on for hearing on August 17,2011 at 8:30 am in Department 23 of the above-entitled court, the Honorable Zaven V. Sinanian, Judge presiding.

The Court, having reviewed the motion and supporting papers, and having been presented with a Stipulation for Settlement of Claim setting forth the terms and conditions for the issuance of Defendant's cornmon stock to Plaintiff, after a hearing upon the fairness of such terms and conditions, and good cause appearing therefor,

[PROPOSED] ORDER APPROVING STIPULATION FOR SETTLEMENT OF CLAIM

1

 HEREBY ORDERS AS FOLLOWS:

1. The Stipulation, attached hereto as Exhibit A and incorporated herein by reference, is approved in its entirety;

2. Plaintiff owns a bona fide outstanding claim against Defendant, and the fairness of the terms and conditions of the exchange of such claim for the common stock of Defendant, as set forth in the Stipulation, is approved;

3. The above-entitled action is dismissed in its entirety; provided that the Court shall retain jurisdiction to enforce the terms of this Order by a motion under California Code of Civil  Procedure Section 664.6.

IT IS SO ORDERED.

DATED: August 17,2011
Judge of the Superior Court

[PROPOSED] ORDER APPROVING STIPULATION FOR SETTLEMENT OF CLAIM

2

EXHIBIT A
 STIPULATION FOR SETTLEMENT OF CLAIM

[PROPOSED] ORDER APPROVING STIPULATION FOR SETTLEMENT OF CLAIM

3

MarkA. Vega, State Bar No. 162621
LIBERTAS LAW GROUP
280 S. Beverly Drive, Suite 204
Beverly Hills, California 90212
P (310) 402-2148; F (310) 421-9214

Attorneys for Plaintiff
IRONRIDGE GLOBAL IV, LTD.

Stephen D. Morgan, State Bar No. 239345
CORD BLOOD AMERICA, INC.
1857 Helm Drive
Las Vegas, NV 89119 P (702) 914-7250

SUPERIOR COURT OF THE STATE CALIFORNIA FOR
THE COUNTY OF LOS ANGELES CENTRAL DISTRICT

IRONRIDGE GLOBAL IV, LTD.,	Case No. BC466861

Plaintiff,	Assigned for All Purposes to: Hon. Zaven V. Sinanian

STIPULATION FOR SETTLEMENT OF CLAIM

CORD BLOOD AMERICA, INC.,
	Date:	August 17,2011
Defendant.	Time:	8:30 am
	Dept:	23

Complaint Filed: August 3, 2011 Trial Date: None Set

Plaintiff Ironridge Global IV, Ltd. ("Plaintiff") and Defendant Cord Blood America, Inc. ("Defendant") stipulate to the facts, terms, and conditions contained in the [Proposed] Order Approving Settlement ("Order") submitted herewith and incorporated herein by this reference, and further stipulate and agree as follows:

STIPULATION FOR SETTLEMENT OF CLAIMS

1

 Plaintiff and Defendant request that the Court enter an order substantially in the form of the concurrently filed proposed Order.

1. Defendant, through its subsidiaries, provides private cord blood stem cell preservation services to families in the United States, including Los Angeles, California. Defendant is a public company whose stock is traded on the over-the-counter market under the trading symbol "CBAI".

2. Plaintiff owns bona fide claims (the "Claims") against Defendant in the aggregate amount in excess of $260,695.20 (the "Claim Amount"), plus allowable interest, attorney fees and costs plus 1 00,000 shares of common stock. Defendant has not paid the amount due on the Claims or issued the 1 00,000 shares. Plaintiff filed the above-captioned collection action, which the parties now seek to settle by this Stipulation and the proposed Order.

3. Defendant desires to settle the Claims in exchange for the issuance to Plaintiff of shares of Defendant's common stock ("Common Stock"). Plaintiff desires to accept such shares in accordance with the terms of this Stipulation, subject to court approval following a hearing as required by Section 25017(±)(3) of the California Corporations Code, and Section 3 (a) (1 0) of the federal Securities Act of 1933.

4. Plaintiff has agreed to the proposed settlement terms and conditions, and believes that they are sufficiently fair such that Plaintiff is willing to enter into this Stipulation. In addition, Defendant's board of directors has considered the proposed transaction and has resolved that its terms and conditions are fair to, and in the best interests of, Defendant and its stockholders. Accordingly, both parties request Court approval of the settlement provided for herein as fair, reasonable and adequate. The parties submit this Stipulation to the Court on ex parte application, and request that the Court enter an Order approving this Stipulation at the hearing thereon.

5. It is the intent and effect of this Stipulation that the Order, when signed, shall end, finally and forever any claim to payment or compensation of any kind or nature that Plaintiff had, now has, or may assert in the future against Defendant arising out of the Claims. In this regard, and subject to compliance with the Order, effective upon the execution of the Order, each party

STIPULATION FOR SETTLEMENT OF CLAIMS

hereby releases and forever discharges the other party, including all of the other party's officers, directors, members, managers, representatives, agents and attorneys, from any and all claims, demands, debts, liabilities, obligations,  and causes of action, whether known or unknown, at law or in equity, suspected or unsuspected, fixed or contingent, arising out of, connected with, or incidental to the Claims. Each party further agrees that with respect to the matters released herein, such party expressly waives any and all rights and benefits conferred upon it by the provisions of California Civil Code Section 1542 and any similar law of any state or territory of the United 8 States. California Civil Code Section 1542 provides, in full, as follows: "§ 1542 General Release-Claim Extinguished. A general release does not extend to Claim which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."

6. In full and final settlement of the Claim, Defendant will issue and deliver to Plaintiff 7,000,000 shares of Common Stock (the "Initial Issuance"), subject to adjustment as set forth below.

7. No later than the first business day following the date that the Court enters the Order, time being of the essence, Defendant shall: (a) cause its legal counsel to issue an opinion to 17 Defendant's transfer agent, in form and substance acceptable to Plaintiff and such transfer agent,  that the shares are legally issued, fully paid and non-assessable, are exempt from registration and may be issued without restrictive legend; (b) transmit via email, facsimile and overnight delivery an irrevocable and unconditional instruction to Defendant'sstock transfer agent; and (c) issue the Initial Issuance in certificate form in the name of Plaintiff without any restrictive legend and deliver to Plaintiffs broker via overnight delivery. The date upon which the Initial Issuance is complete, and the shares have been received into Plaintiff s account, shall be referred to as the"Issuance Date."

8. Following that number of consecutive trading days following the Issuance Date required for the aggregate trading volume of the Common Stock, as reported by Bloomberg ("VW AP"), to equal $1,042,780.80 (the "Calculation Period"), Plaintiff will retain 100,000 shares
STIPULATION FOR SETTLEMENT OF CLAIMS

in addition to the shares that would otherwise be returned, plus that number of shares with an aggregate value equal to (a) the sum of the Claim Amount, plus reasonable attorney fees through the end of the Calculation Period, (b) divided by 70% of the VW AP over the Calculation Period. (the "Final Amount").

9. Each time during the Calculation Period that Defendant's share price drops below $0.07, Plaintiff has the right to cause Defendant to immediately issue additional shares (each, an "Additional Issuance"), subject to the limitation in the paragraph below. At the end of the Calculation Period, (a) if the sum of the Initial Issuance and any Additional Issuance is less than the Final Amount, Plaintiff shall immediately issue additional shares to Defendant, up to the Final Amount, and (b) if the sum of the Initial Issuance and any Additional Issuance is greater than the Final Amount, Plaintiff shall return any remaining shares to Defendant for cancellation.

10. Under no circumstances whatsoever shall Defendant issue to Plaintiff a number of Shares in connection with the settlement of the Claim which, when aggregated with all shares of Common Stock then owned or beneficially owned or controlled by Plaintiff and its affiliates, at any time exceed 9.99% of the total number of shares of Common Stock then outstanding.

11. Defendant hereby represents and warrants to Plaintiff as follows: there are 81,762,984 shares of Common Stock of Defendant issued and outstanding; the shares of Common Stock provided for above are duly authorized and, when issued pursuant to the Order, will be duly and validly issued, fully paid and non-assessable, free and clear of all liens, encumbrances and preemptive and similar rights to subscribe for or purchase securities; the share will be exempt from registration under applicable law, and free trading without restriction on resale; Defendant has reserved from its duly authorized capital stock a number of shares of Common Stock at least equal to the number of shares that could be issued pursuant to the terms of this Stipulation; execution of this Stipulation and performance of the Order by Defendant and Plaintiff will not (i) conflict with, violate, or cause a breach or default under any agreements between Defendant anany creditor (or any affiliate thereof) related to the account receivables comprising the Claims, or (ii) require any waiver, consent, or other action of Defendant or any creditor, or their respective

STIPULATION FOR SETTLEMENT OF CLAIMS

affiliates, that has not already been obtained; without limitation, Defendant hereby waives any provision in any agreement related to the account receivables comprising the Claims requiring payments to be applied in a certain order, manner, or fashion, or providing for exclusive jurisdiction in any court other than this Court; Defendant has all necessary power and authority to execute, deliver and perform all of its obligations under this Stipulation; the execution, delivery and performance of this Stipulation by Defendant has been duly authorized by all requisite action on the part of Defendant and this Stipulation has been duly executed and delivered by Defendant; as of the date of this Stipulation and during the 90 calendar days prior to the date of this Stipulation, neither Plaintiff nor any of the creditors from whom Plaintiff acquired the Claims, nor any of their affiliates, is or was an affiliate of Defendant.

12. Until after the end of the Calculation Period, neither Plaintiff nor any of its affiliates shall (a) hold any net short position in the Common Stock, or (b) engage in or affect, directly or indirectly, any short sale ofthe Common Stock that results in a net short position.

13. For so long as Plaintiff or any of its affiliates holds any shares of Common Stock, neither Plaintiff nor any of its affiliates shall: (i) vote any shares of Common Stock owned or controlled by it (unless voting in favor of a proposal approved by a majority of Defendants Board of Directors), or solicit any proxies or seek to advise or influence any person with respect to any voting securities of Defendant; or (ii) engage or participate in any actions, plans or proposals that relate to or would result in (a) Plaintiff or any of its affiliates acquiring additional securities of Defendant, alone or together with any other person, which would result in Plaintiff and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding Common Stock or other voting securities of Defendant, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Defendant or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Defendant or any of its subsidiaries, (d) any change in the present board of directors or management of Defendant, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the

STIPULATION FOR SETTLEMENT OF CLAIMS

present capitalization or dividend policy of Defendant, (f) any other material change III Defendant's business or corporate structure, (g) changes in Defendant's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Defendant by any person, (h) causing a class of securities of Defendant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation 6 system of a registered national securities association, (i) causing a class of equity securities of Defendant to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) taking any action, intention, plan or arrangement similar to any of those enumerated above. The provisions of this paragraph may not be modified or waived without further order of the Court.

14. Defendant shall indemnify, defend and hold Plaintiff and its affiliates harmless with respect to all obligations of Defendant arising from or incident or related to this Stipulation, including, without limitation, any claim or action brought derivatively or by shareholders of Defendant.

15. The parties to this Stipulation represent that each of them has been advised as to the terms and legal effect of this Stipulation and the Order provided for herein, and that the settlement and compromise stated herein is final and conclusive forthwith, subject to the conditions stated herein, and each attorney represents that his or her client has freely consented to and authorized this Stipulation after having been so advised.

16.This Stipulation constitutes Defendant's answer to the Complaint in this Action. Each party hereto waives a statement of decision, and the right to appeal from the Order after its entry. Defendant further waives any defense based on the rule against splitting causes of action. Except as expressly set forth herein, each party shall bear its own attorneys' fees, expenses and 24 costs.

17. This Stipulation may be executed in counterparts and by facsimile, portable document format ("pdf') or other electronic format, each of which shall constitute an original and all of which together shall be deemed together asa single instrument.

STIPULATION FOR SETTLEMENT OF CLAIMS

18. Upon entry of the Order approving this Stipulation, the Action shall be dismissed in  its entirety. The dismissal shall be with prejudice, except that the Court shall retain jurisdiction to enforce the terms of this Stipulation by a motion brought by any party under Section 664.6 of the California Code of Civil Procedure.

DATED: August 16, 2011	IRONRIDGE GLOBAL, IV, LTD.

DATED: August 16, 2011	LIBERTAS LAW GROUP

DATED: August 16, 2011		CORD BLOOD AMERICA, INC.

By:
Matthew W. Schissler
Chief Executive Officer

DATED: August 16, 2011		CORD BLOOD AMERICA, INC.

By:
Stephen D. Morgan
General Counsel
CORD BLOOD AMERICA, INC.

STIPULATION FOR SETTLEMENT OF CLAIMS

18. Upon entry of the Order approving this Stipulation, the Action shall be dismissed in  its entirety. The dismissal shall be with prejudice, except that the Court shall retain jurisdiction to enforce the terms of this Stipulation by a motion brought by any party under Section 664.6 of the California Code of Civil Procedure.

DATED: August 16, 2011		IRONRIDGE GLOBAL, IV, LTD.

By:

DATED: August 16, 2011		LIBERTAS LAW GROUP

By:
Mark A. Vega
Attorney for Plaintiff
IRONRIDGE GLOBAL, IV, LTD.

DATED: August 16, 2011	CORD BLOOD AMERICA, INC.

DATED: August 16, 2011	CORD BLOOD AMERICA, INC.